# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Power REIT, CIK 0001532619
CUSIP: 73933H200
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Date of event which requires filing of this statement: 11/12/2026
Amends the filing with accession number 0001019056-26-000048
Filed by CIK 0002005138
Persons authorized to receive notices and communications: Alexander Kachmar, Bradley &, Daytona Railway and Land Co. LLC, 5753 Highway 85 N Suite 5974, Crestview, Florida (FL), 32536, 973-979-1329

## Reporting persons
- Bradley & Daytona Railway and Land Co. LLC (CIK 0002005138): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 17,566; shared voting power 40,805; sole dispositive power 17,566; shared dispositive power 0; aggregate amount beneficially owned 17,566 (5.2% of the class)
- Alexander Kachmar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 11,836; shared voting power 40,805; sole dispositive power 11,836; shared dispositive power 0; aggregate amount beneficially owned 11,836 (3.5% of the class)
- D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: affiliate funds (AF); sole voting power 10,403; shared voting power 40,805; sole dispositive power 10,403; shared dispositive power 0; aggregate amount beneficially owned 10,403 (3.1% of the class)
- David Cacciapaglia Family Trust, U/A DTD 11/25/2020: type of reporting person: individual (IN); citizenship or place of organization: California (CA); member of a group; source of funds: affiliate funds (AF); sole voting power 1,000; shared voting power 40,805; sole dispositive power 1,000; shared dispositive power 0; aggregate amount beneficially owned 1,000 (0.3% of the class)
- David Cacciapaglia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 11,403; shared voting power 40,805; sole dispositive power 11,403; shared dispositive power 0; aggregate amount beneficially owned 11,403 (3.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Name of issuer: Power REIT
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Comment: This Amendment No. 10 to Schedule 13D amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on February 25, 2026 (as amended and supplemented, the "Schedule 13D"), and amends and supplements Amendment No. 1 filed on April 24, 2026, Amendment No. 2 filed on April 24, 2026, Amendment No. 3 filed on May 15, 2026, Amendment No. 4 filed on May 26, 2026, Amendment No. 5 filed on June 15, 2026, Amendment No. 6 filed on June 26, 2026, Amendment No. 7 filed on August 27, 2026, Amendment No. 8 filed on October 7, 2026, and Amendment No. 9 filed on October 28, 2026. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment No. 10 is being filed to make amendments to Item 4, Item 5, and Item 7 of the Schedule 13D as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously disclosed, on October 28, 2026, the Reporting Persons commenced litigation against the Issuer in the Circuit Court for Baltimore County, Maryland, to compel the Issuer to call, notice and hold a special meeting of holders of the Series A Preferred Stock to elect two additional trustees pursuant to Section 8(a) of the Articles Supplementary. The Reporting Persons' nominees are Alexander Kachmar and David Cacciapaglia. The case number for the litigation is C-03-CV-26-005096.

Per the Trust's September 3, 2026, preliminary proxy, the Trust is seeking approval from preferred stockholders to convert the Series A Preferred Stock into common shares at a conversion ratio of 0.50. Based on Power REIT's common stock closing share price as of November 11, 2026, of $6.68 per share, the 0.50 conversion ratio implies a conversion value of $3.34 per share, significantly below the $32.75 per share liquidation preference plus accrued dividends as of September 30, 2026, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2026 ($25 liquidation preference, plus $7.75 in accrued but unpaid dividends). To mitigate the probability that the Trust is unable to achieve the requisite two-thirds supermajority approval vote of the proposed conversion from existing preferred shareholders, the Trust disclosed in its preliminary proxy that it "may pursue the sale of additional shares of Series A Preferred Stock" to "obtain the votes necessary to approve the Preferred Stock Proposal." The Reporting Persons believe issuing additional Series A shares to influence the outcome of the conversion vote or the Section 8(a) trustee election would be in violation of the Board's fiduciary duties. On November 12, 2026, the Reporting Persons delivered a letter to the Trust's Corporate Secretary and Board of Trustees demanding that no additional shares of Series A Preferred Stock be issued. If the Trust proceeds, the Reporting Persons will seek relief from the Court, including injunctive relief, and will pursue all other available remedies.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented as follows:

Relating solely to the exercise of voting rights with respect to the Series A Preferred Stock and matters arising under Section 8 of the Articles Supplementary, the Reporting Persons may be deemed to beneficially own an aggregate of 40,805 shares of the Issuer's Series A Preferred Stock, representing approximately 12.1% of the Issuer's outstanding Series A Preferred Stock, which percentage is calculated based upon 336,944 shares of Series A Preferred Stock outstanding as of September 30, 2026, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, filed with the SEC on November 6, 2026.

Bradley & Daytona and Alexander Kachmar directly beneficially own 29,402 shares of Series A Preferred Stock. Bradley & Daytona and Alexander Kachmar also beneficially own 8,502 shares of the Issuer's Common Stock, which is a separate security and not the subject of this filing.

D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013 and David Cacciapaglia Family Trust, U/A DTD 11/25/2020 beneficially owns 11,403 shares of Series A Preferred Stock; David Cacciapaglia indirectly beneficially owns said 11,403 shares of Series A Preferred Stock through the above named trusts together. D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013 also beneficially owns 8,000 shares of the Issuer's Common Stock, which is a separate security and not the subject of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to share voting power with respect to the aggregate 40,805 shares of Series A Preferred Stock solely with respect to matters previously described in Item 4 of Amendment No. 4 filed on May 26, 2026. Each Reporting Person retains sole dispositive power over the shares beneficially owned by such Reporting Person.
Transactions in the class effected during the past sixty days: The transactions in the Series A Preferred Stock by Bradley & Daytona and Alexander Kachmar since Amendment No. 9 was filed on October 28, 2026, are included in Exhibit 99.A.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.A - Transactions in the Issuer's Securities by the Reporting Persons
Exhibit 99.B - Joint Filing Agreement
Exhibit 99.C - Letter to Power REIT Corporate Secretary and Board of Trustees

## Signatures
- Bradley & Daytona Railway and Land Co. LLC: /s/ Alexander Kachmar, Managing Member of Bradley & Daytona Railway and Land Co. LLC (11/12/2026)
- Alexander Kachmar: /s/ Alexander Kachmar, Alexander Kachmar (11/12/2026)
- D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013: /s/ David Cacciapaglia, David Cacciapaglia, Trustee (11/12/2026)
- David Cacciapaglia Family Trust, U/A DTD 11/25/2020: /s/ David Cacciapaglia, David Cacciapaglia, Trustee (11/12/2026)
- David Cacciapaglia: /s/ David Cacciapaglia, David Cacciapaglia (11/12/2026)